

June 17, 2010

Mr. William E. Offenberg
Chief Executive Officer
BellaVista Capital
15700 Winchester Boulevard
Los Gatos, CA  95030

> **Re:** **BellaVista Capital, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed March 31, 2010**
> **File No. 000-30507**

Dear Mr. Offenberg:

We have reviewed response letter dated June 3, 2010 and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2009

Note 3. Loans Receivable Secured by Real Estate, page FS-10

1. We note from your response to comment 3 that you subsequently took possession of two properties in which you held a subordinated position.  Please quantify the additional impairment taken on these loans subsequent to the balance sheet date, and tell us why the full impairment had not been recorded as of September 30, 2009.  Please also tell us why the impairment was based on the estimated fair value for only one of the underlying properties, and how you determined the amount of impairment on the second property.

Forms 10-Q for the quarters ended December 31, 2009 and March 31, 2010

2. We note your response to comment 4 and await the filing of Form 10-Q for the quarter ended December 31, 2009 on or before June 30, 2010.  In addition, please tell us when you expect to file Form 10-Q for the quarter ended March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551/3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Daniel L. Gordon
Branch Chief